United States securities and exchange commission logo





                             October 5, 2022

       Rina Paniry
       Chief Financial Officer
       STARWOOD PROPERTY TRUST, INC.
       591 West Putnam Avenue
       Greenwich, Connecticut 06830

                                                        Re: STARWOOD PROPERTY
TRUST, INC.
                                                            Form 10-K for the
year ended December 31, 2021
                                                            Filed February 25,
2022
                                                            File No. 001-34436

       Dear Rina Paniry:

              We have reviewed your August 18, 2022 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

               After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       July 6, 2022 letter.

       Form 10-K for the year ended December 31, 2021

       Non-GAAP Financial Measures, page 76

   1. We note your response to prior comment 1 regarding the adjustment to Distributable
                                                        Earnings to include the
cash portion received for the sale of a 20.6% interest in the
                                                        Woodstar Fund and your
description of Distributable Earnings as an indicator of your dividends per share.
During the fourth quarter, you modified the definition of this non-
                                                        GAAP measure for this
sale; however, you also stated in that earnings call that a special tax distribution was
not paid as a result, since you were able to meet the distribution requirements through
your carryover dividend from the fourth quarter of 2020 and the quarterly dividends in
2021. Considering your description of Distributable Earnings and the information
available to you when disclosing this new adjustment, it appears that
                                                        Distributable Earnings
may be misleading with this adjustment. The application of your
 Rina Paniry
STARWOOD PROPERTY TRUST, INC.
October 5, 2022
Page 2
      definition of Distributable Earnings also should not override the SEC rules, regulations and guidance on non-GAAP. We believe that your adjustments for the sale of interest in
      Woodstar Fund is inconsistent with the guidance in Question 100.04 of the Non-GAAP
      Financial Measures Compliance and Disclosure Interpretations. Please exclude this adjustment related to the sale of the interest in the Woodstar fund in your calculation of
      Distributable Earnings and any other non-GAAP financial measures presented in accordance with Item 10(e) of Regulation S-K or Regulation G.
2. We note your response to prior comment 2. In future filings, please revise your disclosure to include the following:
          Clarify that consolidated variable interest entities are excluded from Distributable
           Earnings, and the reasons for such exclusion.
          Disclose that line items in the section    Reversal of GAAP
unrealized (gains) losses
           include both unrealized and realized (gains) and losses under GAAP. Include footnotes to the table describing what each adjustment represents and how
           the amounts are determined. When applicable, include a cross-reference to where in your financial statements (e.g. the face of the statement of operations, the segment footnote, etc.) that amounts can be tied to.
      Please include a sample of your intended disclosure within your response.

      Additionally, please clarify if the Loans adjustment includes realized gains on loan sales that do not meet the treatment as a sale under GAAP. If true, please tell us why you believe such adjustment is appropriate

      You may contact William Demarest, Staff Accountant at 202-551-3432 or Shannon
Menjivar, Accounting Branch Chief at 202-551-3856 if you have any questions.



                                                            Sincerely,
FirstName LastNameRina Paniry
                                           Division of Corporation Finance
Comapany NameSTARWOOD PROPERTY TRUST, INC.
                                           Office of Real Estate & Construction
October 5, 2022 Page 2
cc:       Michael McTiernan
FirstName LastName